November 9, 2021
Mr. Kevin Woody
Branch Chief
Division of Corporation Finance
Office of Manufacturing
United States Securities and Exchange Commission
Washington, D.C. 20549
RE: Harley-Davidson, Inc.
Form 10-K for the year ended December 31, 2020
Filed February 23, 2021
Form 8-K Furnished July 21, 2021 File No. 001-09183
Dear Mr. Woody,
This letter sets forth the response of Harley-Davidson, Inc. (the “Company”, “we”, “our” or “us”) to the letter of the Securities and Exchange Commission (the “Staff”) dated October 27, 2021, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2020 and the Company’s Form 8-K furnished July 21, 2021. Our response below includes the Staff’s original comment.
Form 10-K for the Year Ended December 31 2020
Form 8-K furnished on July 21, 2021, page 3
1.Please tell us why you believe the adjustment for EU tariffs may be appropriate when considering Question 100.01 of the SEC Staff's Compliance and Disclosure Interpretations on non-GAAP Financial Measures, or revise future filings and furnished information as necessary. In addition, please enhance your usefulness disclosure to provide a more substantive justification for how Adjusted Net Income provides useful information.
Company response:
The adjustment for European Union (EU) tariffs used to calculate Adjusted Net income included in the Form 8-K represents the incremental portion of EU tariffs imposed on the Company’s products beginning in 2018 in response to certain U.S. tariffs imposed on steel and aluminum imports (Additional EU Tariff). The Additional EU Tariff rate is 25% which is in addition to the 6% tariff rate that was already in place resulting in a total EU tariff rate of 31% on the Company’s products. We determined that the adjustment for the Additional EU Tariff was appropriate and not misleading based on our belief that the Additional EU Tariff was a temporary cost rather than a normal, recurring, cash operating expense necessary to operate our business. We believe that it is useful for users of our financial statements to understand the Company’s results excluding the impact of the Additional EU Tariff to better assess the future profitability of the Company and its actual performance compared to prior periods. At the time we furnished this Form 8-K, we continued to believe the Additional EU Tariff costs were temporary and would ultimately be eliminated through one or some combination of the following:
(1)We believed that there would be a political resolution that would eliminate the tariffs. At the time of the Form 8-K filing, we were aware that the White House Administration had plans to negotiate a resolution to the tariffs with the EU. We understood the purpose of these negotiations was to agree on terms with the EU that would lead to the elimination of tariffs implemented in 2018 by both the U.S. and the EU. Our belief that these negotiations would be successful was supported by the EU’s decision in May 2021 to delay the effective date of a previously scheduled second increase in the tariff rate to allow time for negotiations to take place between the U.S. and the EU. The second increase of 25%, which would have resulted in a total tariff rate of 56%, was originally scheduled to be effective June 2021 before it was suspended to December 2021.
(2)We believed our appeals of the April 2021 revocation of the Binding Origin Information (BOI) rulings for our motorcycles produced at our Thailand manufacturing facility were supported by strong legal arguments and had a likelihood of succeeding. The majority of motorcycles imported by the Company into the EU are supplied from our Thailand manufacturing facility. Our EU imports from Thailand became subject to the Additional EU Tariff on April 19, 2021 following the revocation of the BOI rulings. Prior to the revocation, since 2019, we operated under these BOI rulings which allowed us to supply EU markets with motorcycles produced at our Thailand manufacturing facility at a tariff rate of 6%.
(3)We had confidence, based on its legal merits, that our application for temporary extended reliance on the 6% tariff rate for motorcycles imported into the EU from our Thailand manufacturing facility would be successful. If granted, temporary extended reliance would have allowed the Company to avoid or recover the Additional EU Tariff on motorcycles imported into the EU from Thailand for a significant portion of 2021. Although our application for temporary extended reliance was denied subsequent to the date of the Form 8-K we continue to believe the Company has a strong legal case for the relief.
Based on these considerations, we believe our non-GAAP adjustment for the Additional EU Tariff was appropriate and not misleading as it did not involve a normal, recurring cash operating expense. In addition, on October 30, 2021, the U.S. and EU announced an agreement related to the Section 232 tariffs on steel and aluminum that were implemented in 2018 by the U.S. and the subsequent rebalancing tariff measures taken by the EU. This agreement will remove the additional tariffs imposed by the EU, reducing the total tariff rate on the Company’s motorcycles from the current 31% to 6%, effective January 1, 2022. This outcome is consistent with our expectations earlier in 2021, and we believe it substantiates our initial determination regarding the usefulness of this adjustment. Given that the Additional EU Tariff has been removed, we respectfully advise the Staff that we plan to include this adjustment in the determination of Adjusted Net Income for the final time with our reporting of 2021 fourth quarter financial results in early 2022. We would continue to present this adjustment in our 2021 Adjusted Net Income amounts for comparative purposes through the fourth quarter of 2022. We will also enhance our usefulness disclosure to provide a more substantive justification regarding how Adjusted Net Income provides useful information which will include a discussion of the temporary nature of the cost as described in more detail above.
Please direct any questions or comments regarding the foregoing response to the undersigned at gina.goetter@harley-davidson.com.

Sincerely,
/s/ Gina Goetter
Gina Goetter
Chief Financial Officer